UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): JUNE 15, 2007

RATHGIBSON, INC.
(Exact name of registrant as specified in its charter)

Delaware	333-134875	22-3683283
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2505 Foster Avenue, Janesville, Wisconsin	53547
(Address of principal executive offices)	(Zip Code)

(800) 367-7284
(Registrant's telephone number, including area code)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

The information in Item 8.01 is incorporated herein by reference.

Item 1.02. Termination of a Material Definitive Agreement.

The information in Item 8.01 is incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information in Item 8.01 is incorporated herein by reference.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The information in Item 8.01 is incorporated herein by reference.

Item 8.01. Other Events.

On June 15, 2007, RGCH Holdings Corp. ("RGCH Corp."), the direct parent of RathGibson, Inc. (the "Company") and RGCH Holdings LLC ("RGCH LLC"), an indirect parent of the Company, completed the sale of 100% of RGCH Corp. to RG Tube Holdings LLC ("RG Tube"), an affiliate of DLJ Merchant Banking Partners IV, L.P. and affiliated investment funds (the "Buyer"). The foregoing is referred to as the "Transaction." The Transaction is valued at approximately $440.7 million. The Transaction was financed through a combination of debt and equity. In connection with the Transaction, RGCH Corp. issued $115.0 million of 13.5% pay-in-kind notes ("PIK Notes") due on June 15, 2015. The Company, however, is not a party to any agreement related to the PIK Notes and does not have any obligations (including any guarantee obligations) in respect of the PIK Notes. In addition, the Company entered into a second amendment to its senior secured revolving credit facility ("Revolving Credit Facility") with General Electric Corporation for which the borrowing capacity was increased by $20.0 million to $80.0 million, subject to borrowing base availability. The Company used $3.8 million under the Revolving Credit Facility in connection with the Transaction.

The foregoing description is qualified by the Joinder and Amendment No. 1 to the Stock Purchase Agreement, a copy of which is filed as Exhibit 99.1 to this Form 8-K. The original Stock Purchase Agreement was filed as an exhibit to the Form 8-K filed on May 2, 2007.

The foregoing description is qualified by the Amendment No. 2 to Credit Agreement, a copy of which is filed as Exhibit 10.1 to this Form 8-K.

RG Tube, together with the Company and RGCH Corp., entered into an advisory services agreement with DLJ Merchant Banking, Inc. ("DLJ"), an affiliate of the Buyer, under which DLJ acts as a financial advisor with respect to assistance in the following services: (i) analyzing the operations and historical performance; (ii) analyzing the future prospects; (iii) future proposals for tender offers, acquisitions, sales, mergers, financings, exchange offers, recapitalizations, restructurings or other similar transactions; and (iv) strategic planning. The advisory services agreement is for an initial term expiring June 15, 2012 and is subject to renewal for consecutive one-year terms unless terminated by DLJ or the Company, RG Tube or RGCH Corp. with 30 days notice prior to the expiration of the initial term or any annual renewal. For services rendered for the remainder of fiscal 2008 and thereafter, an annual advisory fee of $1.0 million is payable in equal quarterly installments on the first business day of each calendar quarter. For any debt or equity financing or refinancing consummated during the term of this agreement, the Company has an obligation to pay an advisory fee not to exceed $500,000 or one percent of the aggregate transaction value.

In connection with the Transaction, the management agreement with Castle Harlan, Inc. and reimbursement and cooperation agreement with Castle Harlan Partners IV, L.P. were terminated.

The foregoing description is qualified by the Advisory Services Agreement, a copy of which is filed as Exhibit 10.2 to this Form 8-K.

Concurrently with the Transaction, employment agreements for executive officers were amended primarily to assign RGCH LLC's rights and obligations under the employment agreements to RG Tube and change the performance based incentive plan to allow for an annual incentive bonus of up to 200% of base salary under a plan established by the Company or the board of directors (or a committee thereof). Each of management's target incentive bonus shall be 100% of base salary. Additionally, certain sections of the employment agreement for Barry C. Nuss, the Company's Chief Financial Officer, were amended to change certain termination of employment provisions.

The foregoing description is qualified by copies of the Amendment No. 1 to Employment Agreement for executive officers, copies of which are filed as Exhibit 10.3 through Exhibit 10.8 to this Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are furnished herewith:

10.1 Amendment No. 2 to Credit Agreement, dated as of June 15, 2007, by and among RathGibson, Inc., the other persons designated as "Credit Parties" on the signature pages thereof, the financial institutions who are or thereafter become parties to the Agreement as Lenders, and General Electric Capital Corporation, as the initial L/C Issuer and as Agent.

10.2 Advisory Services Agreement, dated as of June 15, 2007, by and among RG Tube Holdings, Inc., RGCH Holdings Corp., RathGibson, Inc. and DLJ Merchant Banking, Inc.

10.3 Amendment No. 1 to Employment Agreement, dated as of June 15, 2007, by and among RathGibson, Inc., RGCH Holdings Corp. and RGCH Holdings LLC and Harley B. Kaplan.

10.4 Amendment No. 1 to Employment Agreement, dated as of June 15, 2007, by and among RathGibson, Inc., RGCH Holdings Corp. and RGCH Holdings LLC and Barry Nuss.

10.5 Amendment No. 1 to Employment Agreement, dated as of June 15, 2007, by and among RathGibson, Inc., RGCH Holdings Corp. and RGCH Holdings LLC and C. Michael Griffith.

10.6 Amendment No. 1 to Employment Agreement, dated as of June 15, 2007, by and among RathGibson, Inc., RGCH Holdings Corp. and RGCH Holdings LLC and David Pudelsky.

10.7 Amendment No. 1 to Employment Agreement, dated as of June 15, 2007, by and among RathGibson, Inc., RGCH Holdings Corp. and RGCH Holdings LLC and Nick Cray.

10.8 Amendment No. 1 to Amended and Restated Employment Agreement, dated as of June 15, 2007, by and among RathGibson, Inc., RGCH Holdings Corp. and RGCH Holdings LLC and Jeffrey J. Nelb.

99.1 Joinder and Amendment No. 1 to Stock Purchase Agreement, dated as of June 15, 2007, by and among RG Tube Holdings LLC, RGCH Holdings Corp. and RGCH Holdings LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RATHGIBSON, INC.

/s/ Barry C. Nuss

Barry C. Nuss
Chief Financial Officer

Date: June 21, 2007